EXHIBIT 99.9

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the inclusion in this Annual Report on Form 40-F of Americas Silver Corporation, of our report dated March 5, 2018 relating to the financial statements of Americas Silver Corporation as at December 31, 2017, which appears in Exhibit 99.2 in this annual report.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 5, 2018